FIRM/AFFILIATE OFFICES ----------- BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON ----------- BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 27, 2016 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149) Ladies and Gentlemen: Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Garry Tischler, individually and on behalf of all others similarly situated, against American Capital, Ltd. (the "Company"), American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristin L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC and Ares Capital Management, LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company. Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing. Sincerely, /s/ Michael K. Hoffman Michael K. Hoffman Enclosure: cc: Samuel A. Flax, American Capital, Ltd.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

July 27, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Form 40-33– Civil Action Document Filed Against American Capital, Ltd. (File No. 814-00149)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Circuit Court for Montgomery County, Maryland by Garry Tischler, individually and on behalf of all others similarly situated, against American Capital, Ltd. (the "Company"), American Capital Asset Management, LLC, American Capital Mortgage Management, LLC, American Capital Agency Corp., Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristin L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvin N. Puryear, David G. Richards, Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset Management, L.P., Ivy Hill Asset Management GP, LLC and Ares Capital Management, LLC, involving the Company and certain directors and officers of the Company that has been delivered to the Company.

Please do not hesitate to contact me at (212) 735-3406 if you have any questions regarding this filing.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman

Enclosure:

cc: Samuel A. Flax, American Capital, Ltd.

GARRY TISCHLER, Individually and On Behalf of All Others Similarly Situated, 2912 Sweet Briar St. Grapevine, TX 76051 Plaintiff, v. AMERICAN CAPITAL, LTD., TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814 AMERICAN CAPITAL ASSET MANAGEMENT, LLC, TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814 AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC, TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814 AMERICAN CAPITAL AGENCY CORP., TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814 MALON WILKUS, TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814 MARY C. BASKIN, TWO BETHESDA METRO CENTER 14TH FLOOR BETHESDA, MD 20814	IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND Civil No. 423324V RECEIVED JUL 21 2016 Clerk of the Circuit Court Montgomery County, Md.

NEIL M. HAHL,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

PHILIP R. HARPER,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

STAN LUNDINE,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

KRISTEN L. MANOS,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

SUSAN K. NESTEGARD,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

KENNETH D. PETERSON, JR.,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

ALVINN. PURYEAR,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

DAVID G. RICHARDS,
TWO BETHESDA METRO CENTER
14TH FLOOR
BETHESDA, MD 20814

ARES CAPITAL
CORPORATION,
7 ST. PAUL ST.,
SUITE 820
BALTIMORE, MD 21202

ORION ACQUISITION
SUB, INC.,
4630 MONTGOMERY AVE.
SUITE 300
BETHESDA, MD 20814

IVY HILL ASSET
MANAGEMENT, L.P., IVY HILL ASSET
MANAGEMENT GP, LLC,
245 PARK AVE., 44TH FLOOR
NEW YORK, NY 10167

AND

ARES CAPITAL MANAGEMENT, LLC
2711 CENTERVILLE RD.
SUITE 400
WILMINGTON, DE 19808

Defendants,

STOCKHOLDER CLASS ACTION COMPLAINT
(and Jury Demand)

Plaintiff Garry Tischler ("Plaintiff") by his undersigned counsel, brings the following stockholder class action individually and on behalf of all stockholders of American Capital, Ltd. ("American" or the "Company"), other than Defendants (defined below) and their affiliates, against Malon Wilkus, Mary C. Baskin, Neil M. Hahl, Philip R. Harper, Stan Lundine, Kristen L. Manos, Susan K. Nestegard, Kenneth D. Peterson, Jr., Alvinn. Puryear, and David G. Richards (collectively the "Board" or "Individual Defendants"), American, American Capital Asset Management, LLC, American Capital Mortgage Management, LLC and American Capital Agency Corp. and Ares Capital Corporation, Orion Acquisition Sub, Inc., Ivy Hill Asset

Management, L.P., Ivy Hill Asset Management GP, LLC, and Ares Capital Management LLC (collectively "Defendants") for breaching their fiduciary duties (and/or aiding and abetting thereof) in connection with Ares Capital Corporation's proposed acquisition (via cash and stock exchange) of all the outstanding stock of American. The allegations in this complaint are based on information and belief, including investigation of counsel and a review of publicly-available information, except for Plaintiff's own acts, which are alleged on personal knowledge.

NATURE AND SUMMARY OF THE ACTION

1. American is a publicly traded private equity firm and global asset manager. American, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products. American manages $23 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $80 billion of total assets under management (including levered assets). Founded in 1986 and publicly traded since 1997, American has eight offices in the U.S., Europe and Asia. American Capital is incorporated in Delaware. Some of the companies American has invested in are AAMCO, Bumble Bee Seafoods, Bushnell Outdoor Products, Gibson Guitars, and Piper Aircraft. The Company is based in Bethesda, Maryland.

2. On May 23, 2016 American and Ares jointly announced that they had entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each share of American common stock issued and outstanding immediately prior to the effective time will be converted into $6.41 per share plus the right to receive 0.483 of Ares shares (the "Exchange Ratio"). Following the completion of the Merger,

Ares stockholders will own approximately 73.9% of the merged company, while American's stockholders will own only 26.1%.

3. Elliott Associates, L.P. and Elliott International L.P. have entered into support agreements in favor of the Proposed Transaction.

4. The Exchange Ratio is "fixed" with no collar or any adjustment. Thus, when the deal closes, and because the 0.483 ratio is fixed, if Ares stock is down, Plaintiff and the other American stockholders will receive less in consideration. Had the Board negotiated a collar, Plaintiff and American stockholders would have been provided protection against fluctuations in stock price. The deal is expected to close by the end of 2016.

5. On June 8, 2016, in an SEC filing,[1] American Capital offered its own explanation of the value of the merger consideration:

> At the time of the ARCC/ACAS merger, each share of ACAS common stock will be exchanged for a combination of cash and ARCC stock, which can be approximately summarized as follows:

Merger Consideration (per share of ACAS common stock)	**Amount**
ARCC common stock (dollar equivalent; based on the ARCC per share closing price at market close on May 20, 2016)	$ 7.34
Cash from ARCC	$ 6.41
Cash from Ares Capital Management, LLC ("Ares Management")	$ 1.20
Cash from Sale of ACMM	$ 2.45
TOTAL	**$17.40**

6. As described below, both the consideration American's stockholders stand to receive in connection with the Merger and the process by which Defendants propose to

[1] http://ir.americancapital.com/phoenix.zhtml?c=109982&p=irol-sECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTEwOTg1MzczJkRTRVE9MCZTRVE9MCZTUURFU0M9U0VDVElPTl9FTlRJUkUmc3Vic2lkPTU3

consummate the Merger are fundamentally unfair to Plaintiff and all other public stockholders of the Company.

7. First, the Merger Consideration is inadequate in light of American's strong historical financial performance and potential for significant future growth. American has posted impressive financial results over the past year. For example, on August 5, 2015, American announced" "consolidated net operating income ("NOI") before income taxes for the quarter ended June 30, 2015 of $97 million, or $0.34 per diluted share, a 7% annualized return on equity. Consolidated NOI after income taxes for the quarter ended June 30, 2015 was $67 million, or $0.24 per diluted share. Consolidated net earnings for the quarter ended June 30, 2015 was $62 million, or $0.22 per diluted share. As of June 30, 2015, net asset value ("NAV") per share was $20.35, a $0.23 per share increase from the March 31, 2015 NAV per share of $20.12."

8. Second, American's stock suffered a drop in February 2016 just prior to the Merger announcement:



American Capital, Ltd. (ACAS) 15.93 0.03 (0.19%) As of 10:55 AM EDT. NasdaqGS Real Time Price. Market open.
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ACAS 15.94

12. Yet, industry analysts continued to believe that the Company's shares remain undervalued. As recently as May 10, 2016 analysts at J.P. Morgan stated: "ACAS reported 1Q16 results on Friday that reflected benefits from substantial share repurchases at a discount to NAV, as well as the impact of the company's repositioning amidst its strategic review. **We are revising our PT upward to $18 (from $17.50)**". (Emphasis in original). Thus, the Merger Consideration of $17.40 is actually below J.P. Morgan's $18 Price Target from just a few weeks before the Merger was announced. Given that the entire American company is being sold, one would expect a premium to American's stockholders. There is no premium here.

13. Third, the members of the Board have further exacerbated their breaches of fiduciary duty by agreeing to lock up the Merger with deal protection devices that preclude other bidders from making successful competing offers for the Company. For example, the Board agreed to: (i) a "no-solicitation" provision that prevents the Company from soliciting, initiating, knowingly encouraging or facilitating any inquiries or the making of any proposal or offer with respect to a competing proposal; (ii) an "information rights" provision that grants Ares access to any rival bids, the material terms thereof, and the bidder's identify; (iii) a "matching rights" provision that provides Ares with five business days to match any competing proposal in the unlikely event that one emerges; and (iv) a termination fee of $140 million (in addition to reimbursement of up to $15 million of expenses) to be paid to Ares if the Company's Board agrees to a competing proposal. These provisions conjunctively and improperly restrain the Board's ability to act with respect to investigating and pursuing superior proposals and alternatives to the Merger.

14. Additionally, it appears that the Board relied upon guidance from a conflicted financial advisor in connection with its decision to approve the Proposed Transaction. Specifically, American's advisor, Goldman Sachs, holds approximately 0.2% of the outstanding common stock of Ares. Accordingly, because Goldman Sachs stands to directly benefit if the Proposed Transaction is consummated and Ares acquires American for less than fair value, the legitimacy of Goldman Sachs' fairness opinion has been called into question.

15. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Merger or, in the event the Merger is consummated, to recover damages resulting from the Individual Defendants' violations of their fiduciary duties of care, loyalty, good faith, and maximization of stockholder value.

PARTIES

16. Plaintiff is and has been a stockholder of American at all times relevant hereto.

17. American Capital, Ltd. ("American" or the "Company") is a Delaware corporation with its principal offices located in Bethesda, Maryland.

18. American Capital Asset Management, LLC is a Delaware limited liability company and wholly-owned subsidiary of the Company.

19. American Capital Mortgage Management, LLC is a Delaware limited liability company.

20. American Capital Agency Corp. is a Delaware Corporation.

21. Individual Defendant Malon Wilkus is Chairman of the Board and Chief Executive Officer of American. He is also the Chairman of the Executive Committee.

22. Individual Defendant Mary C. Baskin is a director of American and a member of the Audit, Compliance and Valuation and Executive Committees.

23. Individual Defendant Neil M. Hahl is a director of American. He is also a member of the Audit Committee and the Chairman of the Compliance and Valuation Committee.

24. Individual Defendant Philip R. Harper is a director of American. He is also a member of the Compensation Committee and Executive Committees and Chairman of the Corporate Governance and Nominating Committee.

25. Individual Defendant Stan Lundine is a director of American and a member of the Compensation, Corporate Governance and Nominating Committees.

26. Individual Defendant Kristen L. Manos is a director of American and a member of Audit, Compliance and Valuation Committees.

27. Individual Defendant Susan K. Nestegard is a director of American and a member of the Audit, Compliance and Valuation Committees.

28. Individual Defendant Kenneth D. Peterson, Jr. is a director of American.

29. Individual Defendant Alvin N. Puryear, PhD is a director of American. He is also a member of the Compensation, Executive and Corporate Governance and Nominating Committee.

30. Individual Defendant David G. Richards is a director of American and a member of the Executive, Audit, Compliance and Valuation Committees.

31. The Individual Defendants named in paragraphs 21-30 above are referred to as the "Individual Defendants".

32. Defendant Ares Capital Corporation ("Ares") is a Delaware corporation.

33. Defendant Orion Acquisition Sub, Inc. is a Delaware Corporation, a wholly owned subsidiary of Ares and will be used to effectuate the Proposed Transaction.

34. Defendant Ivy Hill Asset Management, L.P ("IHAM") is Delaware limited partnership.

35. Defendant Ivy Hill Asset Management GP, LLC is a Delaware limited liability company and a general partner of IHAM.

36. Defendant Ares Capital Management, LLC is a Delaware limited liability company and a wholly owned subsidiary Ares.

37. The defendants other than the Individual Defendants are referred to as the "Aiding and Abetting Defendants."

38. The parties identified in paragraphs 17-37 are collectively referred to herein as the "Defendants."

JURISDICTION AND VENUE

39. This Court has personal jurisdiction over each Defendant pursuant to Md. Cts. & Jud. Proc. Code Ann. § 6-102(a) and 6-103, because all Defendants are either (1) a business organization organized and existing under the laws of Maryland, or (2) a business organization or persons that engaged in acts enumerated in Md. Cts. & Jud. Proc. Code Ann. § 6-103, such that the maintenance of this suit does not offend traditional notions of fair play and substantial justice.

40. This Court also has personal jurisdiction over American because the Company's bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on the Company behalf, (b) any action asserting a claim of breach of any duty owed by any of the Company's directors, officers or agents to us or to the Company's stockholders, (c) any action asserting a claim against the Company or any of the Company's directors, officers or agents

arising pursuant to any provision of the MGCL or the Company's charter or bylaws or (d) any action asserting a claim against the Company or any of the Company's directors, officers or agents that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Montgomery County, Maryland (the "Exclusive Forum Provision").

41. Venue is proper in this Court pursuant to the Exclusive Forum Provision and because there is no single venue applicable to all Defendants. Venue is further proper in this Court pursuant to Md. Cts. & Jud. Proc. Code Ann. §§ 6-202(8) and (11).

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

42. Pursuant to Md. Code Ann., Corp. & Ass'ns § 2-405.1(a) and common law, in the context of a merger transaction like the Proposed Transaction, the Individual Defendants owe Plaintiff and the Company's stockholders fiduciary duties of care, loyalty, good faith, candor and maximization of stockholder value.

43. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

a. Adversely affects the value provided to the corporation's stockholders;

b. Will unreasonably discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. Adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation's stockholders; and/or

d. Will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

44. In accordance with their fiduciary duties, the Individual Defendants are obligated to refrain from:

a. Participating in any transaction where the Individual Defendants' loyalties are divided;

b. Participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c. Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

45. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are violating their fiduciary duties owed to the Company's stockholders.

CLASS ACTION ALLEGATIONS

46. Plaintiff brings this action on his own behalf and as a class action pursuant to Maryland Rule 2-231, on behalf of all holders of American common stock who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

47. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of February 1, 2016, there were 239,350,681 shares of the Company's common stock legally outstanding. The holders of these shares are believed to be geographically dispersed throughout the United States;

b. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, *inter alia*, the following:

i. Have the Individual Defendants breached their fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii. Have the Individual Defendants engaged in self-dealing in connection with the Proposed Transaction;

iii. Have the Individual Defendants unjustly enriched themselves and other insiders or affiliates of The Company in connection with the Proposed Transaction;

iv. Have the Individual Defendants impeded or erected barriers to discourage other strategic alternatives including potential third party offers for the Company or its assets;

v. Will Plaintiff and the other members of the Class be irreparably harmed if the transactions complained of herein are consummated;

vi. Have the Aiding and Abetting Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty; and

vii. Is the Class entitled to injunctive relief or damages as a result of Defendants' wrongful conduct.

c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the

claims of the other Class members and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative for the Class and will fairly and adequately protect the interests of the Class;

d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

I. Summary of the Merger

48. On May 23, 2016, American and Ares issued a joint press release announcing that they had entered into the Merger Agreement. The press release stated, in relevant part, the following:

> Ares Capital Corporation To Acquire American Capital, Ltd. In Transaction Valued At $3.4 Billion Enhances Ares Capital's Position as the Market Leading Business Development Company and a Leading Middle Market Direct Lender with More Than $13 Billion in Pro Forma Investments. In a separate transaction, American Capital announced the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. for $562 million
>
> NEW YORK, May 23, 2016 /PRNewswire/ -- Ares Capital Corporation (NASDAQ: ARCC) and American Capital, Ltd. (NASDAQ: ACAS) announced today that they have entered into a definitive merger agreement under which Ares Capital will acquire American Capital, excluding American Capital Mortgage Management, LLC. This transaction enhances Ares Capital's position as the leading business development company in the United States and a leading direct

lender to middle market companies. The combined company would have on a pro forma basis more than $13 billion of investments at fair value as of March 31, 2016. The Boards of Directors of both companies have unanimously approved the transaction.

Under the terms of the Ares transaction, American Capital shareholders will receive approximately $3.43 billion in total cash and stock consideration or $14.95 per fully diluted share. In a separate transaction, American Capital also announced today that it is selling American Capital Mortgage Management, LLC to American Capital Agency Corp. (NASDAQ: AGNC) for $562 million or $2.45 per fully diluted share. Collectively, the transactions announced today represent total value for American Capital shareholders of $4.0 billion or approximately $17.40 per fully diluted share, representing a premium of 11.4% to American Capital's closing price on May 20, 2016 and a premium of 21.6% to American Capital's unaffected closing price on November 13, 2015.

American Capital shareholders will receive $1.470 billion in cash from Ares Capital, or $6.41 per share, plus 0.483 Ares Capital shares for each American Capital share, resulting in approximately 110.8 million Ares Capital shares, or $1.682 billion in value or $7.34 per share based on Ares Capital's closing stock price of $15.19 as of Friday, May 20, 2016, issued in exchange for approximately 229.3 million American Capital shares. Following the transaction, Ares Capital shareholders are expected to own approximately 73.9% and American Capital shareholders are expected to own approximately 26.1% of the combined company.

As part of the aggregate consideration, Ares Management, L.P. (NYSE: ARES) will provide financial support to the transaction. Through its subsidiary, Ares Capital Management LLC, which serves as the investment adviser to Ares Capital, Ares Management will provide $275 million of cash, or $1.20 per fully diluted share, to American Capital shareholders at closing. In addition, Ares Management has agreed to waive up to $100 million in Part I income based fees (ARCC Income Based Fees) payable for the ten calendar quarters beginning the first full quarter following the closing of the transaction, in an amount of up to $10 million of ARCC Income Based Fees to the extent earned and payable to Ares Capital Management in such quarter, to support the expected profitability of the combined company during the integration and portfolio repositioning period for the two businesses.

The combined company will remain externally managed by Ares Capital Management LLC and all current Ares Capital officers and directors will remain in their current roles. Ares Capital believes that the significant size and scale of the combined company will create many strategic and financial benefits and will position the combined company to capitalize on favorable market conditions. Including the financial support provided by Ares Management, it is anticipated that the combination will: Be immediately accretive to core earnings per share,

with the potential for increased dividends over time Be accretive to net asset value per share between the first and second full years after closing and beyond Accelerate the expected growth and deployment of Ares Capital's Senior Direct Lending Program joint venture Expand Ares Capital's ability to originate larger transactions with increased final hold positions, enhancing its market presence and value proposition with financial sponsors and borrowers Capture increased underwriting and distribution fees from greater syndication opportunities Further diversify Ares Capital's balance sheet and enhance access to lower cost capital from banks and capital markets participants "The growing demand for capital from middle market borrowers has created the need for flexible capital providers like us to fill the financing gap as banks continue to retrench from the market," commented Michael Arougheti, Co-Chairman of Ares Capital's Board of Directors. "We believe this transaction materially enhances our presence as a market leading direct lender with the size and scale to capitalize on the attractive competitive dynamics in the market today and for the foreseeable future." "Similar to the strategy we successfully utilized in our acquisition of Allied Capital in 2010, we plan to leverage our robust origination platform to redeploy American Capital's portfolio into directly-originated investments generating a higher level of current income and ultimately improved risk-adjusted returns," said Kipp deVeer, Chief Executive Officer of Ares Capital. "We are confident in our ability to maximize long-term value for both Ares Capital and American Capital shareholders." "We are excited to have entered into this mutually beneficial combination with Ares Capital," commented Malon Wilkus, Chairman and Chief Executive Officer of American Capital. "Our shareholders should benefit immediately from the stable dividend offered by Ares Capital and the fee waiver support provided by Ares Management. Moreover, we expect the combined company to have a more diversified portfolio and a stronger balance sheet that will position it well for future growth." Prior to closing, American Capital may continue its plans to monetize certain investments (in collaboration with Ares Capital) and the proceeds of any such sales would be used to retire indebtedness or to remain in cash balances as the company has ceased its stock repurchase program. Since March 31, 2016, American Capital has announced sales of over $550 million in balance sheet investments. Elliott Management, holder of a 14.4% interest in American Capital, strongly supports the transactions and will vote its shares in favor at the upcoming Special Meeting. Portfolio Managers Jesse Cohn and Pat Frayne said in a statement, "We are pleased with the result of the Strategic Review and thank the Independent Board Committee of ACAS for its hard work and success in delivering an excellent outcome for shareholders. We believe this transaction represents the best path forward for ACAS shareholders and creates a tremendous opportunity for value creation as shareholders of Ares Capital after the deal is completed. ACAS's streamlined portfolio will benefit from management by an Ares team that has a stellar track record of delivering shareholder value."

Consummation of Ares Capital's acquisition of American Capital is subject to American Capital and Ares Capital shareholder approvals, customary regulatory

approvals and other closing conditions. The transaction is also conditioned on the successful completion of the sale of American Capital Mortgage Management, LLC to American Capital Agency Corp. American Capital Mortgage Management, LLC is the external advisor to American Capital Agency Corp. (NASDAQ: AGNC) and American Capital Mortgage Investment Corp. (Nasdaq: MTGE). Assuming satisfaction of these conditions, the transaction is expected to close within the next 12 months. However, there is no guarantee that the sale of American Capital Mortgage Management, LLC or other asset sales described in this release will be completed and/or that the other conditions to this transaction will be satisfied. Wells Fargo Securities, LLC and Bank of America Merrill Lynch served as financial advisors to Ares Capital. Latham & Watkins LLP and Willkie Farr & Gallagher LLP served as legal counsel to Ares Capital. Sutherland Asbill & Brennan LLP served as legal counsel to the independent directors of Ares Capital. Proskauer Rose LLP acted as legal counsel to Ares Management. Goldman Sachs & Co. and Credit Suisse Securities (USA) LLC served as financial advisors to American Capital. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to American Capital.

About Ares Capital Corporation
Ares Capital is a leading specialty finance company that provides one-stop debt and equity financing solutions to U.S. middle market companies, venture capital backed businesses and power generation projects. Ares Capital originates and invests in senior secured loans, mezzanine debt and, to a lesser extent, equity investments through its national direct origination platform. Ares Capital's investment objective is to generate both current income and capital appreciation through debt and equity investments primarily in private companies. Ares Capital has elected to be regulated as a business development company ("BDC") and as of March 31, 2016, was the largest BDC by total assets and market capitalization. Ares Capital is externally managed by Ares Capital Management LLC, a subsidiary of Ares Management., L.P. (NYSE: ARES). For more information about Ares Capital, visit www.arescapitalcorp.com.

About Ares Management, L.P.
Ares Management, L.P. is a publicly traded, leading global alternative asset manager with approximately $94 billion of assets under management as of March 31, 2016 and more than 15 offices in the United States, Europe and Asia. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. Ares believes each of its three distinct but complementary investment groups in Credit, Private Equity and Real Estate is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the greater whole. For more information, visit www.aresmgmt.com.

About American Capital, Ltd.
American Capital, Ltd. is a publicly traded private equity firm and global asset manager. American Capital, both directly and through its asset management business, originates, underwrites and manages investments in middle market private equity, leveraged finance, real estate and structured products. As of March 31, 2016, American Capital managed approximately $20 billion of assets, including assets on its balance sheet and fee earning assets under management by affiliated managers, with $77 billion of total assets under management (including levered assets). Through a wholly owned affiliate, American Capital manages publicly traded American Capital Agency Corp. (NASDAQ: AGNC), American Capital Mortgage Investment Corp. (NASDAQ: MTGE) and American Capital Senior Floating, Ltd. (NASDAQ: ACSF) with approximately $10 billion of total net book value. American Capital and its affiliates operate out of six offices in the U.S. and Europe. For further information, please refer to www.AmericanCapital.com.

II. The Merger Consideration is Inadequate in Light of American's Recent Financial Performance and Future Growth Prospects

49. The Company has experienced financial success as demonstrated by the following:

50. On August 5, 2015, the Company announced consolidated net operating income ("NOI") before income taxes for the quarter ended June 30, 2015 of $97 million, or $0.34 per diluted share, a 7% annualized return on equity. Consolidated NOI after income taxes for the quarter ended June 30, 2015 was $67 million, or $0.24 per diluted share. Consolidated net earnings for the quarter ended June 30, 2015 was $62 million, or $0.22 per diluted share. As of June 30, 2015, net asset value ("NAV") per share was $20.35, a $0.23 per share increase from the March 31, 2015 NAV per share of $20.12.

51. Thus, if the Proposed Transaction is consummated, stockholders will be cashed out of their investment for inadequate consideration and deprived of the ability to earn future dividends and partake in the Company's anticipated future financial success.

52. And as the following chart demonstrates, the Company's stock price has suffered a recent decline which the Board ignored in deciding to sell the Company on the cheap.


American Capital, Ltd. (ACAS) 15.93 0.03 (0.19%) As of 10:55 AM EDT. NasdaqGS Real Time Price. Market open.
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ACAS 15.94

53. In sum, despite the fact that American is well-positioned for continued growth, the Individual Defendants have agreed to sell the Company in transaction that provides American stockholders with inadequate consideration, deprives them of the ability to benefit from the Company's future performance, and forecloses them from participating in gains arising out of the Proposed Transaction.

III. The Unfair Deal Protection Provisions Deter Superior Offers

54. In addition to failing to obtain fair consideration for American's stockholders, the Individual Defendants exacerbated their breaches of fiduciary duty by agreeing to certain deal protection provisions in the Merger Agreement that operate conjunctively to lock-up the Proposed Transaction and likely ensure that no competing offers for the Company will emerge.

55. First, the Merger Agreement's "no solicitation" provision becomes fully effective and prohibits the Company or the Individual Defendants from taking any affirmative action to

comply with their fiduciary duties to obtain the best price possible under the circumstances. Specifically, Section 5.6 of the Merger Agreement states that the Company and the Individual Defendants must immediately cease any discussions or negotiations concerning a superior proposal with any potential suitors, and may not solicit, initiate, encourage or facilitate any alternative acquisition proposal.

56. Furthermore, Section 5.6(f) of the Merger Agreement grants Ares recurring and unlimited matching rights, which provides Ares with: (i) unfettered access to confidential, non-public information about competing proposals from third parties which it can use to prepare a matching bid; and (ii) ***four*** business days to negotiate with American, amend the terms of the Merger Agreement, and make a counter-offer in the event a superior offer is received.

57. The no solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will likely be deterred from expending the time, cost, and effort of making a superior proposal while knowing that Ares can easily foreclose a competing bid. As a result, these provisions unreasonably favor Ares, to the detriment of American's public stockholders.

58. Additionally, the Merger Agreement provides that American must pay Ares a "Termination Fee" of ***$140*** million in the event the Company elects to terminate the Merger Agreement to pursue a superior proposal, plus up to ***$15 million*** in expenses. This termination fee provision further deters other potential suitors from making a superior offer for the Company, as any competing bidder would have to pay a naked premium for the right to provide American's stockholders with a superior offer.

59. Ultimately, these deal protection devices unreasonably restrain the Board's ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.

60. In sum, the Board failed to obtain reasonable consideration for American's stockholders, agreed to onerous deal protection provisions that will likely prevent the emergence of a superior offer, and relied upon advice from a conflicted financial advisor that may have been incapable of impartially analyzing the fairness of the Proposed Transaction to the Company's stockholders. The Board has thus prevented Plaintiff and the Class from being adequately compensated for their American shares. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

On Behalf of Plaintiff and the Class Against the Individual Defendants for Breach of Fiduciary Duties

61. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

62. The Individual Defendants owe the Class the fiduciary duties of care, loyalty, good faith, candor and maximization of stockholder value. By virtue of their positions as directors and/or officers of the Company and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause the Company to engage in the practice complained of herein. Each of the Individual Defendants was required to (i) use their ability to control and manage the Company in a fair, just, and

equitable manner and (ii) act in furtherance of the best interest of American and its stockholders and not their own.

63. The Individual Defendants are obligated, in accordance with their fiduciary duties as set forth by the Court of Appeals of Maryland in *Shenker v. Laureate Educ., Inc.*, 411 Md. 317 (Md. 2009), to ensure that any sale of the Company is accomplished by a process that will maximize the consideration American's stockholders receive.

64. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise and fulfill their fiduciary obligations toward Plaintiff and the other members of the Class. The Individual Defendants failed to take reasonable steps to obtain and/or ensure that American stockholders receive adequate consideration for their shares, agreed to restrictive deal protection devices that deter other suitors from making a superior bid for the Company, retained a conflicted financial advisor to evaluate the fairness of the Proposed Transaction to American's stockholders, and likely placed their personal financial interests ahead of those of the Company's stockholders.

65. As a result of the actions by the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of American's assets and businesses, and will be prevented from obtaining a fair price for their common stock.

66. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class and may consummate the Merger to the disadvantage of American's public stockholders.

67. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

COUNT II

On Behalf of Plaintiff and the Class Against the Aiding and Abetting Defendants for Aiding and Abetting the Individual Defendants' Breach of Fiduciary Duty

68. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

69. The Aiding and Abetting Defendants have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to American's stockholders, and have participated in such breaches of fiduciary duties. As a result of this conduct by the Aiding and Abetting Defendants, Plaintiff and the Class have and will be damaged by being denied the best opportunity to maximize the value of their investment in the Company.

70. The Aiding and Abetting Defendants knowingly aided and abetted the Individual Defendants' wrongdoing as alleged herein. In so doing, the Aiding and Abetting Defendants rendered substantial assistance in order to effectuate the Individual Defendants' plan to consummate the Merger in breach of their fiduciary duties.

71. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

COUNT III
On Behalf of Plaintiff and the Class Against All Defendants For Declaratory Relief Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-401, *et seq.*

72. Plaintiff repeats and realleges each allegation above as if set forth in full herein.

73. Defendants breached their fiduciary duties owed directly to Plaintiff and the Class in connection with the Proposed Transaction, and/or aided and abetted such breaches, and are liable therefore.

74. As a result of Defendants' conduct as herein alleged, Plaintiff and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

75. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland § 3-412, Plaintiff demands a declaration that: (a) the stockholders should not be asked to vote on the Proposed Transaction, and that such vote should be enjoined; (b) the Defendants and each of them have breached their fiduciary duties owed directly to Plaintiff and the Class and/or have aided and abetted such breaches; (c) the Proposed Transaction was entered into in breach of Individual Defendants' common law fiduciary duties owed directly to Plaintiff and the Class and was therefore unlawful and unenforceable, and that the Merger Agreement and any other agreements in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; (d) the Proposed Transaction, the Merger Agreement and/or related transactions contemplated thereby, should be rescinded and the parties restored to their original position; and (e) Plaintiff and the stockholders should be granted such other and further relief as the nature of their cause may require.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

A. Declaring this action to be a Class Action and certifying Plaintiff as Class representative and his counsel as Class counsel;

B. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Merger;

C. Enjoining the Merger Agreement as invalid and unenforceable, or in the alternative, amending, or enjoining the deal protection provisions as necessary to ensure a full an and fair sales process for the benefit of the Class;

D. Rescinding, to the extent already implemented, the Merger or any of the terms thereof, or granting Plaintiff and the Class rescissory damages in an amount exceeding $75,000.00;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants' wrongdoing;

F. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Pursuant to Maryland Rule 2-325(a), Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: July 20, 2016

GOLDMAN & MINTON, P.C.

Thomas J. Minton
1500 Union Avenue, Suite 2300
Baltimore, MD 21211
Tele.: (410) 783-7575
Fax: (410) 783-7575
Email: tminton@charmcitylegal.com

Liaison Counsel for Plaintiff

FARUQI & FARUQI, LLP
Nadeem Faruqi
685 Third Ave., 26th floor
New York, NY 10017
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

MONTEVERDE & ASSOCIATES PC
Juan E. Monteverde
The Empire State Building
350 Fifth Avenue, 59th Floor
New York, NY 10118
Tel: (212) 971-1341
Fax: (212) 601-2610

Attorneys for Plaintiff